FINAL N-SAR FOOTNOTE


In April of 2007, as part of a number of initiatives to restructure and streamline the Legg Mason Partners fund complex, the funds which were formerly series of the Registrant were grouped for organizational and governance purposes with other Legg Mason Partners funds that are predominantly within the same asset class. Equity-type funds are now a series of Legg Mason Partners Equity Trust, fixed income-type funds are a series of Legg Mason Partners Income Trust, retail money market funds are a series of Legg Mason Partners Money Market Trust, institutional money market funds are a series of Legg Mason Partners Institutional Trust, equity-type variable funds are a series of Legg Mason Partners Variable Equity Trust and fixed income-type variable funds are a series of Legg Mason Partners Variable Income Trust.